August 4, 2008

Mail Stop 04-09

Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

       RE: Cornerstone Core Properties REIT, Inc.
                 Post Effective Amendment to Form S-11
                 Registration No. 333-121238
                 Filed on June 27, 2008

Dear Mr. Roussel:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Supplement

1.   We note your response to comment one. We continue to believe that disclosure regarding the current yield on your recent acquisitions will be useful to investors. Since the offering is conducted on a blind-pool basis and since it is continuous in nature and thus limits the ability of the company to time the receipt of offering proceeds around market conditions, we believe this additional disclosure regarding acquisitions will be useful to investors. In addition, we note you currently disclose that for at least the last four quarters you have not generated sufficient funds from operations to cover your distributions, that distributions have been paid with offering proceeds or borrowings and that the dividends are being paid in anticipation of future property cash flows. We believe that disclosure regarding the yields on acquisitions on an ongoing basis is important to evaluating your ability to pay future dividends with property cash flows as disclosed in your prospectus. Please provide these disclosures for a period that covers at least the last quarter. Please provide additional disclosure to the extent you believe that investors should consider other characteristics of the property in considering current and future property performance.

2.   We note your response to comment two. We believe that certain property portfolio disclosures, including a lease expiration table, should appear in the summary to the prospectus. Please revise the base prospectus to include the lease expiration table in the summary or include it in the supplement. To the extent there are no material changes to the table, the inclusion of the table as of December 31, 2007 would be sufficient.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Robert Bergdolt, Esq. (*via facsimile*)
        DLA Piper US LLP